



Butter & Crumble LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $75,000

Offering End Date: August 9, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Butter & Crumble LLC

Founded: April 24, 2023

Address: 95 Cervantes Blvd, Apt 302
              San Francisco, CA 94123

Industry: Retail Bakery

Employees: 1

Website: www.butterandcrumble.com

Use of Funds Allocation:

If the maximum raise is met:

$71,625 (95.50%) – of the proceeds will go towards first brick & mortar location
$3,375 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,330 Followers





Business Metrics:

	FY21	FY22	YTD23
Total Assets	$18,883	$7,612	$24,938
Cash & Cash Equivalents	$18,883	$1,171	$8,127
Accounts Receivable	$0	$0	$0
Short-term Debt	-$3,521	$683	$989
Long-term Debt	$0	$0	$0
Revenue	$183,076	$146,410	$139,449
Cost of Goods Sold	$47,735	$33,421	$36,777
Taxes	$0	$0	$0
Net Income	$53,662	$29,635	$17,840

Recognition:

Butter & Crumble LLC (DBA Butter & Crumble) has operated for three years from their Marina SweetEasy, grinding out the goods inside bars and empty restaurants. This girl-boss owned bakery is ready to take the leap and build out their first retail bakery space in North Beach. This buildout will allow them to grow their 2 woman team, trade their constantly sold out pastry popup for an everyday pastry counter, begin a coffee program, welcome walk-in cake orders, and run more croissant baking classes for their long waitlist of customers.

About:

Butter & Crumble LLC (DBA Butter & Crumble) offers flaky pastries and decadent cakes that combine french techniques with inventive flavors, along with baking classes and wholesale. Their menu includes best sellers: Pistachio Cardamom Sugar & Bacon Egg & Cheese along with gluten-free & vegan options.

For more information, contact our Customer Support Team at support@thesmbx.com

